Exhibit 12

Bank of Hawaii Corporation and Subsidiaries

Exhibit 12 – Statement Regarding Computation of Ratios

Three Months Ended March 31, 2003 & 2002

(dollars in millions)	2003		2002
Earnings:
1. Income Before Income Taxes	$45.6		$48.2
2. Plus: Fixed Charges Including Interest on Deposits	23.3		43.7

3. Earnings Including Fixed Charges	68.9		91.9
4. Less: Interest on Deposits	14.4		24.0

5. Earnings Excluding Interest on Deposits	$54.5		$67.9

Fixed Charges:
6. Fixed Charges Including Interest on Deposits	$23.3		$43.7
7. Less: Interest on Deposits	14.4		24.0

8. Fixed Charges Excluding Interest on Deposits	$8.9		$19.7

Ratio of Earnings to Fixed Charges:
Including Interest on Deposits (Line 3 divided by Line 6)	3.0	x	2.1	x
Excluding Interest on Deposits (Line 5 divided by Line 8)	6.1	x	3.4	x